OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

NETSTAIRS.COM INC.

6750 N. Andrews Ave
Suite 200
Fort Lauderdale, FL 33309

http://netstairs.com



1666 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 17,833* shares of Common Stock, $106,998

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum: 1,666 shares of Common Stock, $9,996

Company	NETSTAIRS.COM INC.
Corporate Address	6750 N. Andrews Ave. Cypress Business Park, Suite 200, Fort Lauderdale, FL 33309
Description of Business	We bring Real-Time Communications to Life.
Type of Security Offered	Common Stock (the "Securities")
Purchase Price of Security Offered	$6.00
Minimum Investment Amount (per investor)	600.00

Perks*

$600+ Complementary One Silver Digital Media Room (DMR) with 6 Months Subscription - $360.00 Value

$1200+ One Gold DMR with a One-Year paid subscription for personal or business use - $720 Value

$4800+ Five Gold DMR with a One-Year paid subscription for personal or business use - $3,600 Value

$12,000+ Ten Platinum DMR with a One-Year paid subscription for Personal or Business Use - $7,200 value

$120,000+ One-Hundred Diamond DMR - with a One-Year paid subscription - $72,000 Value.

All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

NETSTAIRS.COM INC. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $6 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Through a set of collective entrepreneurial spirit, NetStairs enhances lives by delivering leading-edge video technologies, service and products that embrace integrated real-time communications as a service. Inspired to be the pioneer, we strive to innovative while pushing the envelope. We provide cloud-based broadcasting, collaboration, and communication services with interactive integration services. We strive for excellence. We thrive on new challenges. We hold ourselves to high standards. We enjoy the journey. We love what we do. Our work is the true manifestation of our creative thinking and the passion we share.

Sales, Services, & Target Customer Base

Today, we innovate, build, lease and rent WebRTC and interactive video and content streaming services. Our WebRTC services are currently are branded and hosted as

PIXEL by NETSTAIRS and Click-To-Video. Both platforms are in production and are ready for volume use and consumption. Since its online opening in 2016, we have conducted over 42,000 sessions. We plan to utilize the net proceeds and increase marketing, awareness, and sales volume.

We believe our anticipated late Summer 2018 release of The Wall of OZ, NETSTAIRS is going to empower us to compete against the live traditional media streaming service providers. This market is saturated with key providers such as IBM Video, Kaltura, Akamai, Wistia, VideoSprout, Limelight Networks, YouTube Live, Facebook Live, Vimeo Live Stream and many others CDN providers and those who compete in video messaging, video chat and video conferencing space.

Recognizing the distinction between traditional and real-time streaming, NETSTAIRS is positioning itself to become a supplier of what NETSTAIRS refers to as "iBCC" (integrated Broadcasting, Collaboration, and Communications for Real-Time) cloud computing services.

Through secured cloud services and or on-premise installation, we offer WebRTC and interactive services at three (3) levels:

(a) IaaS - Infrastructure-as-a-Service, (we build AI & Machine Learning elastic and scalable serverless computing containers)

(b) PaaS - Platform-as-a-Service, (we build branded and client-centric enterprise and ecosystem platforms)

(c) SaaS - Software-as-a-Service. (we integrate 3rd party software and offer integration via secured HTML5 web services)

We sell WebRTC CAPEX and OPEX cloud computing services founded on "usage". Cloud per-minute, per-user, and per session use is the unit of measure used for monetization metrics. Instead of resorting to multiple vendors, clients could obtain services for all-inclusive Webcasting, Webinars, Live Streaming, Podcasting, Video Chat, Video Conferencing, Open-House Sessions, Virtual Town-Hall, Screen Recording, ScreenCasting, Focus Group Sessions, News Room, Events, on-demand, Corporate Communications, Help Desk, Online Store, and secured Web integration.

Our usage and billing metrics is founded on what we refer to as "Activation Code Key [ACK codes]". Each Digital Media Room (DMR) comes with a meter. ACK codes are made for order processing, ease of use, client convenience, and instant refills. ACK codes are also the source for data analytic and audit-trail reviews. ACK serves Pay-as-you-go, monthly subscribers, CPT based advertising campaigns, and volume room sales to wholesalers.

For clients who wish to own platform both for resale and use under own brand, we build custom-made Platforms (PTLA) and grant clients licenses. Platform construction traditionally takes three-month backlog delivery plus monthly minimum OPEX commitment. We manage client overage when clients grant permission or

decide to limit the use of service limited to the minimum monthly commitment. We offer Platforms with "AS IS" services or build client-centric Enterprise and or Ecosystems.

NETSTAIRS provides custom tailor-made PTLA (Platform Technology License Agreement) with Exclusive and Non-Exclusive GEO IP serving a designated niche market (e.g. Health, Legal, Accounting).

For the last ten (10) years, NETSTAIRS has been Akamai Technology Partner. In late 2017, the Company signed a Technology Partnership with Google. We are currently working closely with Google team to construct a serverless elastic real-time network founded on AI and Machine Learning.

Our collaborative goal is to build an intelligent real-time networking cloud computing service via the use of Google's $30B data centers and utilize its Fiber Optics where available throughout the world and construct GEO IP based point-of-presence.

Beneath the multi-layers of PIXEL by NETSTAIRS Software-as-a-Service and constructing branded platforms, our R&D mission is to continually innovate and build AI-driven interactive Content Delivery Network Computing Service code-named iCDN.

Real-Time Cloud Networking Services is the next evolution of video streaming. In addition, as a real-time media cloud service provider, we continue to collaborate with Tier 1 cloud service providers such as Microsoft, Google, Digital Ocean, Amazon Web Services (AWS), and IBM Bluemix. Our cloud computing vision is the creation of serverless cloud with on-demand availability running on an intelligent highly scalable "Smart Containers". Therefore, we are positioning the company to serve clients with a range of WebRTC communications topologies "as service" meeting their goals and objectives. Building the iCDN network is our primary development mission.

In addition to serving large ecosystems, and enterprise clients, we sell to small, medium business (SMB) via PIXEL by NETSTAIRS, Click-To-Video online sale. Our live streaming service anticipated to become available in late summer 2018, will feature The Wall of OZ multi video streaming service. These platforms and solutions will run on NETSTAIRS iCDN catering to the needs of Governments, Universities, Broadcasting, Mobile, MVNO, Telecom, TV Networks, Enterprises, Publishers, Brands, Production Houses, Media, OTT, e-Learning, Health and Legal. Since 2016 launch of Click-To-Video, we have served over 42,000 sessions.

Competition

As a communications cloud service provider, we compete with all tiers of WebRTC and traditional On-Demand and Live Video Streaming providers. We also compete with Video Conferencing service providers. Moreover, we compete with messaging apps that facilitate video calling. We compete with streaming and on-demand video service providers. As a service provider, we compete with all major video and audio web conferencing such as Cisco WebEx, Cisco Square, Microsoft Skype, Microsoft Skype for

Business, Adobe Connect, GoToWebinar, GoToMeeting, Join.ME, LogMeIn, Amazon Chime, Google Hangout, Google's Meet, Facebook Messanger, What's App, We Chat, Fuze, Blue Jeans, Zoom, Zoho, Salesforce, Oracle, and many other WebRTC providers such as XIr System, Twilio, Temasys, Unity, WebRTC.org, and other GEO IP WebRTC providers around the globe. In the media streaming space, we compete with all the leading CDN providers such as Level 3, Akamai, Limelight, Telekom Malaysia, KPN Holland, Telefonica, British Telecom, IBM Video, Vimeo Live Stream, Twitter Periscope, Adobe, and Wirecast. Because of our middleware cloud service role with we have integrated our services with the above-mentioned providers as required. We, therefore, build a relationship that is primarily defined as vendor, supplier or technology partner. Currently, as apart of our integrated services, we acquire cloud and bandwidth services from Google, Microsoft, Amazon, Akamai, Digital Ocean, IBM, and other CDN suppliers where client hosts content. Therefore we actually competitive settings into a collaborative atmosphere.

Liabilities and Litigation

The company has an outstanding promissory note for $376,595.33 to its existing shareholders. The notes bear zero percent (0%) interest per year and is due on demand. It is a long-term liability with the balance due. The company plans to pay its long-term debt from its projected revenue and cash flow proceeds. The notes bears zero cash interest and the amount is due upon demand.

Management is not aware of any pending litigation against the Company.

The team

Officers and directors

| Ahmad Moradi | President, CEO, & Director |
| Richard Paull | CFO, & Director |

Ahmad Moradi
March 2000 - Present - Ahmad Moradi is a visionary knowledge engineer with a focus on business, technology, and equity structure. As a serial entrepreneur, specializing in Information Communications Technology (ICT) and Strategic Business Growth with a focus on specific industries, he brings a wealth of creative know-how and experience. With over 38+ years of business, management, marketing, and information technology experience in various industries such as healthcare, and inclusion by over 35+ Who's Who Registries and worldwide publications, Moradi was elected as 2005, and 2004 Florida Businessman of the Year. He has been awarded as Businessman of the Year for 2003 by the United States Presidential Business Commission. He was Honorary Co-Chairman of Business Advisory Council awarded by National Leadership Council and National Republican Congressional Committee (2003). He was awarded NRCC Congressional Order of Merit. In 2002, he was elected as an Honorary Chairman of The United States Presidential Business Commission earning him a Ronald Reagan Gold Medal for his contribution. He has a vast degree of structural business experience with

prominence in technology, finance, marketing, management, mergers, acquisitions (M&A). He has served as an elected officer of public companies and advised companies to enter into the public stock exchanges. Mr. Moradi is a self-taught and self-studied individual who has spent decades on various topics post-undergraduate from Florida Atlantic University with a degree in International Business which led to Ph.D. studies in Artificial Intelligence (Expert System). He is currently Chairman, CEO, and President of Maxwell Rand, Inc., and NetStairs.com, Inc. In the past, Mr. Moradi has advised and acted as a catalyst for several research centers – universities, and scientists on various discoveries and technologies worldwide. He has provided consulting services to small, medium, enterprise, and Fortune companies. He currently provides consulting services through Gerson Lehrman Group Councils and g4 Inc. Last three years, Moradi has performed duties at Moradi works full-time for NETSTAIRS.COM, Inc. He performs part-time strategic management advisory services comprised of 6 hours per week for Maxwell Rand and portfolio companies with occasional consulting service through GLG. Part-Time Maxwell Rand Inc. Chairman, President, CEO March 2001 - Present g4 Inc. President of Private Consulting Firm 1992-Present Inactive - current with FL state corporate filings. Gerson Lehrman Group Councils Independent Consultant January 2003 - Present

Richard Paull
April 2000 - Present. Richard Paull, CFO has been our comptroller since March 2000. He became our Chief Financial Officer in January 2002. He was appointed as an officer and director since March 2004. Over the past 35 years he has provided financial consulting services to publicly held companies including Westmark Group Holding, Inc. and its subsidiary Westmark Mortgage; Netgates, Inc.; and WorldCast Interactive, Inc. Mr. Paull served as the controller of WorldCast from October, 1998 to June, 2000 and was responsible for the company's financial records, setting up policies and procedures, working with the external auditors for the annual audit along with preparing all SEC filings. Since 1991, Mr. Paull has been a principal of R & J Consulting of Palm Beach, Inc., an accounting, tax and business consulting firm specializing in assisting small to medium sized public and private corporations with their financing, accounting, reporting, SEC and tax matters. His expertise includes working as an external CFO for companies ranging from startups to mature organizations. Prior to opening his consulting firm, he worked as the financial consultant to one of Forbes 400 wealthiest individuals overseeing his corporate investments and acquisitions. From 1983 through 1985 he was employed as an auditor with Grant Thornton, LLP in Boston, Massachusetts. He is an active board member of various non-profit agencies in Palm Beach County. He obtained his master's degree in business administration with a concentration in accounting from Suffolk University in Boston, Massachusetts and a dual bachelor of science and arts in biology and education from Syracuse University. The last three years, Mr. Paull has performed duties at: R.J Paull Accounting & Consulting Principal 2000-Present 2901 NE 49th Street, Unit 3 Fort Lauderdale, FL. 33308 Maxwell Rand Inc. CFO, Director 2001 - Present 3032 East Commercial Blvd. Suite 82 Fort Lauderdale, FL. 33308 Richard spends approximately 25 hours per week on RJ Consulting projects, 25 hours per week on NetStairs and 10-15 hours per week on Maxwell Rand.

Number of Employees: 9

Related party transactions

Throughout the company's history, the Company's board and shareholders have advanced funds in the form of non-interest-bearing loans to the company as reflected on the balance sheet. Related party debts include: G4, Inc, - Ahmad Moradi, President, FL. "C" Corp since 1992. The amount owed: $94,178.04 Ahmad Moradi, Officer & Director. The amount owed: $152,731.18 Lourdes Moradi, Ahmad Moradi's Wife, Ex-Employee. The amount owed:, $115,244.72 Aimee Goetz, Ahmad and Lourdes Moradi's Daughter. The amount owed: $11,200.00 and RJ Consulting, Officer, Director. The amount owed: $3,241.39 Total Accounts Payable--Related Parties, $376,595.33 Related Party Tranactions Name Relationship Balance Interest Rate Maturity Date --- g4, Inc. "C" Corp owned by A. Moradi $94,178 0.00% 3/31/2019 Ahmad Moradi CEO - NetStairs.com $152,731 0.00% 3/31/2019 Lourdes Moradi Wife of Dr. Moradi $115,245 0.00% 3/31/2019 Aimee Goetz Daughter of Dr. Moradi $11,200 0.00% 3/31/2019 R J Consulting Business owned by Richard Paull, - CFO Netstairs $3,241 0.00% 3/31/2019 As of May 14, 2018, the following Accounts Receivables are from related parties: VYPA Corporation, XINA Corporation, Maxwell Rand, Inc., Interchange Medical and 3P.Net (a brand of Interchange Medical under Interchange Medical, Inc. a related party that will be included in a divesting of Interchange). The Company holds investments in the following related parties, VYPA Corp. (owning 36%); Netstairs.RO fka B-Vision (91%); Gig Soft NL (owning 100%); Maxwell Rand (owning 0.1%), CamMore NL, (owning 10%), and XIVA Corp. (owning 29%). NETSTAIRS is in the process of divesting itself of these investments. Third Party Transactions There were no transactions in which the issuer was or is to be a party and the amount involved exceeded 5% of the aggregate amount of capital sought by the company under Regulation CF. Here is the break-down on our percentage of vested ownership and related value separately noted in the financial statements. CamMore NL $300,000 10% In Lieu of Paid License Fees Gig Soft NL $2,250,000 100% Acquired Subsidiary Maxwell Rand, Inc. $961,000 .01% In Lieu of Services Rendered Netstairs.RO fka B-Vision $5,000,000 91% Wholly Owned Subsidiary VYPA Corp $15,280,872 36% In Lieu of PTLA / License Fees XIVA Corp $26,295,500 29% In Lieu of PTLA / License Fees

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our intellectual properties are old, obsolete or ineffective. Some of the trademarks have expired and or we voluntarily declined to renew most.** The Company's most valuable assets are its people and intellectual properties. We believe the most valuable component of our intellectual property portfolio lies with our vision and creative know-how. Much of the Company's current value depends on the strength of the video markets and acceptance of our product line. The Company intends to build its intellectual property portfolio as we discover

new technologies related to digital media and WebRTC standards. Although each equity investment offers its own risks and rewards, one must be mindful of potential risk factors. In a volatile economy, where global recession, the downtrend in the financial sector, Governments' high debt ratios and other political forces could impact business of all sizes, coupled with the highly competitive digital media market, in addition to NETSTAIRS' limited human and capital resources, the risk of a going concern is always a major factor when one evaluates NETSTAIRS as a potential investment. The constant convergence of technology followed by public acceptance of use may hinder sales and projected revenue. Despite NETSTAIRS (18) years of business history, there are no assurances that the Company may succeed in its business endeavors. Accordingly, one must be prepared to bear the loss of any and or all of its capital investment.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing for equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that developments by our Company will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. Google, Microsoft, Amazon, Cisco, Plantronics, LogMeIn, Twilio, IBM Video, Vimeo Live Stream, and many others are the major competing force.

- **NETSTAIRS is an 18 year-old company and is reinventing itself.** We bring a long history, serving clients, generating revenues. If you are investing in NETSTAIRS, it's because you think the Technologies we innovate is a good idea, that the IP Company will be able to ride on its intellectual property rights to the menu of products and that the company will delegate the marketing and distribution rights to its PTLA licensors (Platform technology License Agreement), that PTLA and distributors we will be able to successfully market, and sell the NETSTAIRS Products, that we can price it right and sell it to enough people so that the company will succeed. There are no assurances we may succeed.

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be further develop operations.** We estimate that we will require sufficient working capital to enhance the commercial production of the PIXEL by NETSTAIRS. We believe that we will be able to finance the commercial production of the Company through equity investment followed by payment for orders. If we are unable to do so we may need to raise money through additional crowdfunding platforms and offerings, future sales of securities or some combination thereof.

- **You can't easily resell the securities. Restricted shares.** You should be prepared to hold this investment for in excess of two years. For the 24 months following your investment, there are restrictions on how you can resell the securities you receive. There is no established market for these securities and there may never

be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer or it may happen at a price that results in you losing money on this investment. Similarly, we do not expect to issue dividends to investors and instead intent to re-invest profits back into the Company in an effort to drive growth.

- **Potential competitors** We continue to compete with significantly larger, more established companies who currently may have products on the markets comparable or superior to our offerings. They may have better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing for equivalent products earlier than us or superior to products to us. It should further be assumed that the competition will intensify. New startups and established companies including Telecoms and TV Networks either have already entered the market or planning to enter into the WebRTC market space.

- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **Our business projections are only estimates.** Netstairs has 18 years of history. We have limited number of clients and modest revenues to date. If you are investing in this Company, it's because you think Netstairs is a good idea in relation to the size of the market opportunity.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Ahmad Moradi, 19.1% ownership, Director
- Richard Paull, 1.0% ownership, Director

Classes of securities

- Common Stock: 19,126,708

Common Stock

The Company is authorized to issue up to 100,000,000 shares of common stock. There are a total of 19,126,708 shares currently outstanding.

Voting Rights

The holders of shares of the Company's common stock ("Common Stock") and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Common Stock are entitled to vote on any matter except as required under applicable bylaws.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the preferred shareholders. The Company has never paid a dividend to Common Shareholder and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences, and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of the company's Preferred Stock and any additional classes of preferred stock that we may designate in the future.

- Preferred Stock: 0

Preferred Stock

The Company is authorized to issue up to 50,000,000 shares of preferred stock. There are a total of 0 shares currently outstanding.

Rights and Preferences

Series of the preferred stock may be created and issued from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional, or other rights, including voting rights, qualifications, limitations, or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of preferred stock as adopted by the Board of Directors pursuant to the Articles of Incorporation.

What it means to be a Minority Holder

As a minority holder of Common Stock you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in a number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, NETSTAIRS is unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. We have already gone through that phase considering we are seeking our fourth round.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-03-31.

Financial Condition

Results of Operation

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

 NetStairs.com, Inc.'s (the Company) financial statements for the fiscal years ended March 31, 2018, and 2017 are incorporated in Exhibit B to Form CF of which is associated with this Offering Memorandum.

Financial condition

The Company generates its revenue from the sales of Digital Media Rooms (DMR), their related add-ons and optional cloud upgrade services around the world and in the U.S. Historically, the sales in the U.S. have represented only a small portion of the Company's total annual sales. The Company's cost of sales includes license fees, bandwidth, cloud services, and human capital. The Company's wholly-owned operating subsidiary NETSTAIRS.RO Incorporated (the Subsidiary) in Bucharest, Romania provides the Company and its clients with of the R&D and Client Services needed for production the of the client's Platform Technology License Agreement (PTLA). The PTLA comes with a price tag of Capital Expenditure(CAPEX) and monthly usage commitment as operating expense (OPEX). The PLTA comes as CAPEX and OPEX. In the past, certain CAPEX fees have been compensated in both cash and equity. We amortize the equity portion of the life of the contract which ranges from 12-60 months. Cash transactions are booked when the services are rendered and paid for. The Company funds the Subsidiary's monthly operating expenses for the product development, client services and maintaining our product lines.

Results of operations

Fiscal Years ended March 31, 2018, as compared to 2017

Revenue

Revenue for fiscal year 2018 was $5,613,046, as compared to $5,635,451 for fiscal year 2017. This represents a 0.1per cent (0.1%) decrease. As a result of the Company focusing more on the international market, our higher-margin sales just about the

same for each year. We believe that the focus on international sales resulted from us having a particularly strong 2017 combined with a more concentrated focus on U.S. sales in 2018. We believe that the U.S. is going to become our dominant market which should demonstrate a higher success rate especially with the PIXEL by NETSTAIRS products. With that in mind, we spent the vast majority of our marketing and sales efforts in the international market in 2018 to the detriment of our U.S. sales.

Cost of production

Cost of sales in 2018 was $91,592.12, an increase of $4,130.39, from costs of

$87,461.73 in the fiscal year 2017. The increase was largely due to an increase in cloud service use and increase vendor user fees.

Gross margins

2018 gross profit decreased by $26,534.96 over 2017 gross profit and gross margins as a percentage of revenues decreased from 98.5% in 2017 to 98.4% in 2018. The decreased performance was the result of an increase in development charges, lower sales which included a small decrease in lower-margin sales.

Expenses – Production and Operations

The Company's production and operating expenses consist of, among other things, compensation and benefits, marketing and sales expenses, bandwidth, usage, cloud storage, cloud services, license fees for web services, research and development expenses and expenses of subsidiaries in 2017 decreased by $17,897.00 from 2017. The biggest decrease was the result of paying out less in sales commissions as more sales were generated in-house. As we are working more from remote and virtual situations we also reduced the Companies office expense. We have no sales organization. We have no marketing and 3 locations in operations.

Fiscal Year ended March 31, 2018, vs. 2017

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

FYE March 31, 2018, afforded for the Company as we experienced stale revenues and unit sales. 2018 revenues were expected to increase by 20%, up more than $1.15M

from 2017. The revenue from sale CAPEX and OPEX products was primarily driven by international and US-based PTLA sales, which were flat over 2017 and represented 89.5% of total 2018 sales. We believe that improved cloud service performance was primarily driven by two factors: the availability of better engineers and digital marketing campaigns that we began in January of 2018.

Cost of sales

Cost of sales in FY18 was expected to increase by increments of demand from the use of platforms. The total cost of production in FY18 was $91,592.12 as compared with 2017 cost of $87,461.73. In FY18, production costs were up $4,130.39 from FY17. The increase in the cost of sales was caused by an increase in personal as we hired a new programmer in early FY18 while the cost of servers and software decreased in FY18.

Gross margins

Though sales were down and cost of production was up in FY18 the gross profit percentage for FY18 was 0.001% lower than FY 17 or a decrease of $26,534.96. This steady performance was due to completion of certain clients' terms and contracts while introducing new technologies to the market.

Expenses

Operational expenses for FY18 totaled $668,467.24 which were down $8,637.70 from

operational expenses of 686,364.50 in paid out FY17. The decrease was primarily due to lower sales commission being paid out in 2018 and the reduction of office expenses as we continue to do more remote or virtual services.

Liquidity and capital resources

Currently, the Company is just about able to maintain its basic operations which include funding its Subsidiary from the cash sales that it is generating This REG CF offering would help the Company to work on continued branding of the products to generate sales and maintain our current operations Subsequent to the REG CF offering, the Company is seeking to raise up to an additional $36 million through a private placement of its Series D and S Common Stock pursuant to Rule 506(c) under the Securities Act. Together with the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts, to conduct a price sensitivity test and to fund working capital. See "Use of Proceeds" below. The Company believes that the funds from the private placement and this offering will enable it to fund operations through 2022, when, based on current assumptions, it

expects to reach profitability.

Indebtedness

As of March 31st, 2018, NETSTAIRS.COM, Inc. owes to its "Related Parties" including Moradi and Paull $376,595.33 in which $3,241.39 is borrowed from Richard Paull and the $373,353.94 is owed to Moradi and affiliated parties. The notes currently do not accrue interest and mature on March 31, 2019, and may be repaid prior to maturity with no prepayment penalty. The notes are secured by the accounts receivables of NETSTAIRS.COM, Inc.

Recent offerings of securities

In November 2004-2006, the Company completed an exempt offering under Rule 506(c) D and S of its Common Shares at a price up to $5.00 or 4,00 Euro per share, for total proceeds of approximately $8.3 million.

Valuation

On two occasions, we have undertaken efforts to produce a valuation of the Company. We retained an 82-year-old valuation firm called Marshall-Stevens. Our latest copy of valuation has posted the company at $96M. A copy of the report is available upon request. The price of the shares merely reflects the opinion of the board as to what would be fair market value.

Financial Milestones

The Company will be "investing" the funds raised here for continued marketing, upgrade and growth of its brand, as well as generating sizeable net income and cash flow to grow the Company. The Company and management believe by the end for FYE 03/31/20 they will be generating cash flow to paying out dividends or putting a share repurchase plan in place.

Liquidity and Capital Resources

- Liquidity

With regards to liquidity, The Company believes that the proceeds from this REG CF offering along with the subsequent REG D-S offering will have a great effect on the company's liquidity and ability to move the Company and our Brand forward. The Company believes that within sixty days after closing the REG CF offering they will be using the available cash to market the Brand to a larger potential market and increase cash sales. The funds will also allow the Company to operate for up to twelve months along with marketing the Brand with raising the maximum.

- Capital Resources

The Company has recently been relying on its few cash sales for its primary source of cash and capital infusion. The Company has continued to grow very slowly organically

through a couple of resources. Since 2007, the company has not entered into any debt or lease obligations with the exception of occasional cash infusions from key management which are recorded as loans/payables to the key management.

Indebtedness

The company has an outstanding promissory note for $376,595.33 to its existing shareholders. The notes bear zero percent (0%) interest per year and is due on demand. It is a long-term liability with the balance due. The company plans to pay its long-term debt from its projected revenue and cash flow proceeds. The notes bears zero cash interest and the amount is due upon demand.

Recent offerings of securities

- 2004-11-30, Regulation D and S 506 c, 10000000 Common. Use of proceeds: In late 2004-2006, we raised capital under Regulation D and S 506 (c) enhancing corporate services by increasing resources such as product R&D and working capital.

Valuation

$114,760,248.00

NETSTAIRS has a 2013 valuation report prepared by an independent 82-year-old valuation firm called Marshall Stevens HQ in Los Angeles, California. Their Tampa Office valued NETSTAIRS at $96M. Since then, we have not undertaken any efforts to produce an updated valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. Here is a statement from Marshall-Stevens: "Ninety-Six Million Thirty ThousandDollars$96,030,000. The opinion of value expressed in this appraisal Report is contingent upon the assumptions and limiting conditions contained herein. A copy of this appraisal Report and the field data from which it was prepared are retained in our files and are available for your inspection on request". A detailed 62-page report may be requested or be made available upon request. In addition, taking the pulse on the market, we believe WebRTC and Video Market presents a substantial growth opportunity in relation to the existing market and that the value of the Company has increased since the preparation of the prior valuation report.

USE OF PROCEEDS

	Price to Investors	Discounts, Commissions and Expenses	Net Proceeds to the Company
Per Unit ($) (Each unit contains	$600	$60	$540

100 common shares)

Regulation CF Share Price	$6.00	$0.60	$5.40
Maximum Offering (178 Units)	$107,000	$10,700	96,300

We expect to raise proceeds less expenses of this offering as follows:

Description	Assuming the Sale of		
	45 Units	89 Units	178 Units (Maximum Offering)
Gross Proceeds ($)	26,750	53,500	107,000
Offering Expenses [1] ($)	2,675	5,350	10,700
Commissions ($)	2,675	5,350	10,700
Total Net Proceeds ($)	21,400	42,800	85,600

Offering expenses include legal, accounting, postage and other related offering expenses. Funds allocated for offering expenses, if not paid, will be reallocated to working capital.

We intend to use the net proceeds from this offering as follows:

Description	Assuming the Sale of		
	45 Units	89 Units	178 Units (Maximum Offering)
Capital Equipment – Small iCDN ($)	3,397	6,795	13,589
Bandwidth Acquisition & Co-location Services ($)	1,324	2,648	5,296
General and Administrative Expenses ($)	3,424	6,848	13,996

Marketing, Sales & Distribution ($)	13,255	26,509	53,019
Total Net Proceeds ($)	21,400	42,800	85,600

Use	Description
Offering Expenses	StartEngine Fee (6%) Peer Review (4%)
Security Sales Commissions	Commission (10%) sales of securities
Capital Equipment – Small iCDN	Computer and software upgrades,
Bandwidth Acquisition & Co-location Services	Servers, data center services
General and Administrative Expenses	Salaries for programmers & administration plus related taxes, rent, utilities, insurance
Marketing, Sales & Distribution	Increase online presence, set up sales and marketing team, product sales commissions

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://corporate.netstairs.com/compliance in the Investor Relation labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR NETSTAIRS.COM INC.

[See attached]

NETSTAIRS.COM, INC.

FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2018 AND 2017

TABLE OF CONTENTS

REPORT BY THE MANAGEMENT

To the Board of Directors and Stockholders
Netstairs.com, Inc.
Fort Lauderdale, Florida

The management in collaboration with third-party "Peer-Review" has prepared an unaudited the accompanying balance sheets of Netstairs.com, Inc. as of March 31, 2018 and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. These financials have not been audited. It is the responsibility of the management to express our opinion on these financial statements based on our discussion and analysis.

We conducted our own internal audits in accordance with generally accepted internal review and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the internal review to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

The financials are not audited. When we plan to proceed with full audit, an audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

It is the management's opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netstairs.com, Inc. as of March 31, 2018 and 2017 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company has minimal capital resources presently available to meet obligations, which can normally be expected to be incurred by similar companies, and with which to carry out its planned activities. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are discussed to raise its next round of capital. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Ahmad Moradi, Chairman, CEO
Fort Lauderdale, Florida
May 22, 2018

NETSTAIRS.COM, INC
Balance Sheet
As of March 31, 2018

	Mar 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Cash	26,867.05
Total Checking/Savings	26,867.05
Accounts Receivable	
Accounts Receivable	4,765,019.67
Total Accounts Receivable	4,765,019.67
Other Current Assets	
Due from Netstairs RO	763,562.70
Due from Others	17,378.55
Total Other Current Assets	780,941.25
Total Current Assets	5,572,827.97
Other Assets	
Investments	
CamMore NL	300,000.00
Gig Soft NL	2,250,000.00
Maxwell Rand, Inc.	961,138.00
Netstairs.RO fka B-Vision	5,000,000.00
VYPA Corp	15,280,872.16
XIVA Corp	26,295,500.00
Total Investments	50,087,510.16
Technology	
Site Design & Build out	
Copyrights & Trademarks	30,000.00
Flexi View	64,723.53
Website Design & Construction	245,000.00
Total Site Design & Build out	339,723.53
Technology Development	
CIV8 intelligent encoding serve	38,580.00
Codec updates	80,900.00
CVEG On Line Development	163,610.00
eIV8 & IV8 Middleware Dev't	1,774,718.00
Intelligent Podcasting Dev	20,150.00
Live in 30 Seconds Development	31,250.00
Shoot in Stream Development	20,100.00
Total Technology Development	2,129,308.00
Total Technology	2,469,031.53
Total Other Assets	52,556,541.69
TOTAL ASSETS	58,129,369.66
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
A/P Long term - Related Parties	
Ahmad Moradi	152,731.18
Aimee Goetz	11,200.00
g4, Inc	94,178.04

NETSTAIRS.COM, INC
Balance Sheet
As of March 31, 2018

	Mar 31, 18
Lourdes Moradi	115,244.72
R J Consulting	3,241.39
Total A/P Long term - Related Par...	376,595.33
Total Accounts Payable	376,595.33
Total Current Liabilities	376,595.33
Total Liabilities	376,595.33
Equity	
APIC - Common Stock	25,250,537.31
APIC - Preferred Series A	4,730,748.57
Common Stock	1,874.56
Gain (Loss) Foreign Currency	-276,520.47
Preferred Stock-Series A	449.43
Retained Earnings	23,208,946.01
Subscriptions Receivable	-5,000.00
Treasury Stock Repurchase	-11,248.15
Net Income	4,852,987.07
Total Equity	57,752,774.33
TOTAL LIABILITIES & EQUITY	58,129,369.66

NETSTAIRS.COM, INC
Profit & Loss
April 2017 through March 2018

	Apr '17 - Mar 18
Income	
Gross Sales	
Maintenance	31,087.44
Manage and Hosting Services	544,018.90
OPEX Monthly Usage	11,579.95
Technology and Platform Licen...	5,026,360.14
Total Gross Sales	5,613,046.43
Total Income	5,613,046.43
Cost of Goods Sold	
Cost of Production	
Programming	77,268.59
Servers	9,619.27
Software Licenses&Subscripti...	4,704.26
Total Cost of Production	91,592.12
Total COGS	91,592.12
Gross Profit	5,521,454.31
Expense	
Advertising	2,411.70
Bank Charges	1,289.89
Commission	1,400.00
Credit Card Fees	468.55
Internet	1,795.00
Office Equipment	920.92
Office Expense	1,214.24
Postage and Freight	226.45
Rent	9,715.25
Salaries and Wages-Officers	641,808.00
Taxes and Licenses	158.75
Telephone	4,497.21
Utilities	2,561.28
Total Expense	668,467.24
Net Income	4,852,987.07

NETSTAIRS.COM, INC
Statement of Cash Flows
April 2017 through March 2018

	Apr '17 - Mar ...
OPERATING ACTIVITIES	
Net Income	4,852,987.07
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-487,345.67
Due from Others	-799.00
A/P Long term - Related Parties:Ahmad Mo...	-325.55
A/P Long term - Related Parties:R J Consul...	345.48
Net cash provided by Operating Activities	4,364,862.33
INVESTING ACTIVITIES	
Investments:VYPA Corp	-5,000,000.04
Net cash provided by Investing Activities	-5,000,000.04
FINANCING ACTIVITIES	
APIC - Preferred Series A	641,748.00
Preferred Stock-Series A	60.00
Net cash provided by Financing Activities	641,808.00
Net cash increase for period	6,670.29
Cash at beginning of period	20,196.76
Cash at end of period	**26,867.05**

NOTE 1 - DESCRIPTION OF BUSINESS AND DEVELOPMENT STAGE RISK

NETSTAIRS.COM, INC. (the "Company") is a Florida corporation organized on March 30, 2000. The Company provides online real-time communications, broadcasting, and collabortaion services through research, development, innovation, marketing, sales and distribution of services globally.

The Company's broadcasting, collaboration and communications cloud services allows clients to create and deliver custom tailored webinar, video conferencing, live cats, streaming, multicast and simulcast video amongst peer's audience for education and collaboration promotion of their companies, products and services.

Since its inception, the Company has been dependent upon revenue and the receipt of capital investment or other financing to fund its continuing activities. In addition to the normal risks associated with a new business venture, there can be no assurance that the Company's product development will be successfully completed or that it will be a commercial success. Further, the Company is dependent upon certain related parties to provide continued funding and capital resources.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months to be cash equivalents. The Company had no cash equivalents at March 31, 2018 and 2017.

Property and Equipment

Property and equipment are stated at cost and are being depreciated using the straight-line and double declining balance method over their estimated useful lives of three to seven years.

Revenue Recognition

The Company recognizes revenue when services are rendered and product is delivered to the customer. On Platform Technology License Agreement (PTLA), company amortizes the initial CAPEX (Capital Expenditure) over the life of the contract including the OPEX (operating expenditure associated with usage, consumption, support and maintenance). Parts of our PTLA carries vertical market exclusivity with higher price tag than non-exclusive use of our CAPEX services.

Our CAPEX services include initial license fee plus monthly "Usage" fee defined as monthly "Commitment" and where applicable "overage". We also include annual maintenance fees and updates.

NETSTAIRS revenue comes from infrastructure, platform construction, and use of AS IA rental, lease or selling on-remise or cloud enterprise and or ecosystem for the use of video broadcasting, real-time collaboration, and communication as a service.

NOTE 3 – RELATED PARTY TRANSACTIONS

For the years ended March 31, 2018 and March 31, 2017, the Company's board and shareholders have advanced capital, respectively to the Company. These advances were made to fund the working capital requirements of the Company. The related party payables disclosed on the Balance Sheet,

For the years ended March 31, 2018 and 2017, we had no or very little consulting service fees paid, respectively, were paid for production, programming and advertising.

After downsizing its Fort Lauderdale office to Executive Office, the Company leases its office space from non-related party during the years March 31, 2018 and 2017 and on an annual lease term including its offices in Romania, and Holland. Rental expense for the years ended March 31, 2018 and 2017 are disclosed on Income Statement, respectively.

NOTE 4 – STOCKHOLDERS' EQUITY

During the years ended March 31, 2018 and 2017, the Company authorized and granted shares of its Convertible Preferred Series A to key management in exchange for their accrued salaries. At such time that the Company has the funds available to pay the Companies share of the related employment taxes, the Company will issue the shares. The Company authorized and granted 641,808 shares during FYE March 31, 2018 and 17, respectively.

NOTE 5 - PREFERRED SERIES A

On December 20th 2007, the NETSTAIRS Board of director unanimously adapted resolution with consent to the corporate action specified below and adopt the following resolution pursuant to Section 607.0821 of the Florida Business Corporation Act: WHEREAS, a meeting of the Board of Directors of NetStairs.com, Inc. was held on December 20, 2007 at which a quorum was present. In connection with the creation of a Preferred Series A and granting/issuance of shares, the following resolution was passed unanimously: WHEREAS, the Company has 50,000,000 Preferred Undesignated Shares authorized and 0 issued and outstanding as of the date of this meeting;"

RESOLVED, the Company is authorized to establish a Convertible Preferred Series A class of its Preferred Stock with 5,000,000 shares allocated for this Series. These shares, when issued will afford its holders full voting rights in all Company matters.

FURTHER RESOLVED, the Company will grant Convertible Preferred Series A shares to key Executives in consideration of their accrued salaries. These shares will be granted to the Executives at per share value of $1.00. At such time as the Company has sufficient excess funds available, the Company has the right to redeem all or any portion thereof, of the granted Convertible Preferred Series A shares and at the time of the redemption, pay the appropriate taxes on behalf of the Executives.

As of to-date, March 31st, 2018, the Preferred Series has been authorized, and NOT Granted, and NOT Issued. The management intended to ensure that the company could financially afford cash payment against Preferred Series when exercised.

-

NETSTAIRS.COM, INC
Balance Sheet
As of March 31, 2017

	Mar 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Cash	20,196.76
Total Checking/Savings	20,196.76
Accounts Receivable	
Accounts Receivable	4,277,674.00
Total Accounts Receivable	4,277,674.00
Other Current Assets	
Due from Netstairs RO	763,562.70
Due from Others	16,579.55
Total Other Current Assets	780,142.25
Total Current Assets	5,078,013.01
Other Assets	
Investments	
CamMore NL	300,000.00
Gig Soft NL	2,250,000.00
Maxwell Rand, Inc.	961,138.00
Netstairs.RO fka B-Vision	5,000,000.00
VYPA Corp	10,280,872.12
XIVA Corp	26,295,500.00
Total Investments	45,087,510.12
Technology	
Site Design & Build out	
Copyrights & Trademarks	30,000.00
Flexi View	64,723.53
Website Design & Construction	245,000.00
Total Site Design & Build out	339,723.53
Technology Development	
CIV8 intelligent encoding serve	38,580.00
Codec updates	80,900.00
CVEG On Line Development	163,610.00
eIV8 & IV8 Middleware Dev't	1,774,718.00
Intelligent Podcasting Dev	20,150.00
Live in 30 Seconds Development	31,250.00
Shoot in Stream Development	20,100.00
Total Technology Development	2,129,308.00
Total Technology	2,469,031.53
Total Other Assets	47,556,541.65
TOTAL ASSETS	52,634,554.66
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
A/P Long term - Related Parties	
Ahmad Moradi	153,056.73
Aimee Goetz	11,200.00
g4, Inc	94,178.04

NETSTAIRS.COM, INC
Balance Sheet
As of March 31, 2017

	Mar 31, 17
Lourdes Moradi	115,244.72
R J Consulting	2,895.91
Total A/P Long term - Related Par...	376,575.40
Total Accounts Payable	376,575.40
Total Current Liabilities	376,575.40
Total Liabilities	376,575.40
Equity	
APIC - Common Stock	25,250,537.31
APIC - Preferred Series A	4,089,000.57
Common Stock	1,874.56
Gain (Loss) Foreign Currency	-276,520.47
Preferred Stock-Series A	389.43
Retained Earnings	18,347,321.41
Subscriptions Receivable	-5,000.00
Treasury Stock Repurchase	-11,248.42
Net Income	4,861,624.87
Total Equity	52,257,979.26
TOTAL LIABILITIES & EQUITY	52,634,554.66

NETSTAIRS.COM, INC
Profit & Loss
April 2016 through March 2017

	Apr '16 - Mar 17
Income	
Gross Sales	
Maintenance	29,136.86
OPEX Monthly Usage	13,459.80
Technology and Platform Licen...	5,047,000.04
Total Gross Sales	5,089,596.70
Manage Hosti	545,854.40
Total Income	5,635,451.10
Cost of Goods Sold	
Cost of Production	
Programming	71,935.00
Servers	12,644.76
Software Licenses&Subscripti...	2,881.97
Total Cost of Production	87,461.73
Total COGS	87,461.73
Gross Profit	5,547,989.37
Expense	
Advertising	2,751.12
Bank Charges	1,667.00
Commission	14,740.20
Credit Card Fees	995.78
Internet	1,720.00
Office Equipment	1,038.63
Office Expense	3,735.91
Postage and Freight	243.97
Rent	9,435.88
Salaries and Wages-Officers	641,808.00
Taxes and Licenses	158.75
Telephone	5,578.41
Utilities	2,490.85
Total Expense	686,364.50
Net Income	4,861,624.87

NETSTAIRS.COM, INC
Statement of Cash Flows
April 2016 through March 2017

	Apr '16 - Mar ...
OPERATING ACTIVITIES	
Net Income	4,861,624.87
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-482,183.00
Due from Netstairs RO	0.30
Due from Others	-3,920.55
A/P Long term - Related Parties:Ahmad Mor...	-6,858.79
A/P Long term - Related Parties:Lourdes Mo...	5,250.00
A/P Long term - Related Parties:R J Consult...	-905.65
Net cash provided by Operating Activities	4,373,007.18
INVESTING ACTIVITIES	
Investments:VYPA Corp	-4,928,649.12
Net cash provided by Investing Activities	-4,928,649.12
FINANCING ACTIVITIES	
APIC - Preferred Series A	641,747.57
Preferred Stock-Series A	60.43
Retained Earnings	-68,330.30
Net cash provided by Financing Activities	573,477.70
Net cash increase for period	17,835.76
Cash at beginning of period	2,361.00
Cash at end of period	20,196.76

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

NETSTAIRS.COM, INC. is pending **StartEngine Approval.**


AWARD
NETSTAIRS
recognized by THE TECHNOLOGY HEADLINES magazine as
A list of companies delivering innovative digital content and media solutions to help customers stay ahead of the market.

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

NETSTAIRS.COM, INC.

Real-Time Communications. Make collaboration the heart of live streams, podcasts & content-share - with PIXEL by NETSTAIRS.COM. We bring interactive to life.

Small OPO · Fort Lauderdale, FL · Advertising and Marketing · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

We bring Real-Time to Life.

Invest in NETSTAIRS

18+ YEARS OF VIDEO INNOVATION.

Back in 2000 when Real Audio by Real Networks was the only audio player and Windows had released its Windows 2000 Media Player, we introduced our video email system called Cybermercial. For over five years, we served many U.S. and International brands.

In 2002, when video streaming started to gain traction, we innovated and introduced published technologies as Intelligent Media Middleware called IV8.

In 2006-2008, we introduced the first live stream over the phone before iPhone and Android. We connected our solutions to Content Delivery Networks (CDN) such as Akamai (Tech-Partner), Limelight, and others delivering seamless on-demand and live broadcast services. We introduced Live in 30 seconds - an on-demand live streaming service to

In 2008-2012 we brought Interactive Video Services and sold properties such as iSocialTV and HEXA2.com to the market. We built special platforms such as interactive game show called "Game of Fame" in Holland (Netherlands). The project was sponsored by OlafKitseroo Production, CamMore NL., DutchView, and Eva Media. We also enabled "Voice of Holland" a major TV show backstage chat room for 10M viewers broadcast serving Talpa Studio (owners of Voice, Big Brother and other popular shows).

Today after working on many aspects of video, we understand the difference between traditional and real-time streaming. We now have introduced new advances that will allow delivering the next generation of many-to-many real-time broadcasting, collaboration, and communications to the mass marker.

On January 18th, 2018, we launched PIXEL by NETSTAIRS. Followed by the introduction of Click-To-Video in 2016, we have started actively to demonstrate the latest innovations. We also anticipate launching the Wall of OZ, OZWALL.VIDEO with an Austrailian partner in late Summer 2018. Building Real-Time Connected TV Interactive Over-The-Top (iOTT) integrated services On-Demand serving OTT market is also a part of our 2019 anticipated product rollout strategy.


NETSTAIRS.COM INC.
CONTENT DELIVERY NETWORK
TECHNOLOGY AWARDS
TMT NEWS
2016
TECHNOLOGY INNOVATOR AWARDS 2016
CV
BEST OF BUSINESS
TECH 200
Winner2013
TECH 200
Tech 200 Winners


TECHNOLOGY INNOVATOR AWARDS 2016
CV
MAGAZINE


OFFLINE



Through local offices, agencies and strategic partners, we are operating on four continents with the primary and virtual presence in U.S., Europe, Asia, and Latin America.

Important Notice: The images supplied in this section is from NETSTAIRS DIgital Assets & Archives. These images represent Visual Works, Software Designs, Digital Media Rooms, Client Projects, Clients Sponsored Logos, Awards, and Online News Article Screenshots. Award images are supplied by independent industry publishers. The reference source may be found at NETTSAIRS Press Room: http://netstairs.com/press

2018 MirrorReview Magazine's 10 Fastest Media & Entertainment Web Provider To Watch.


PIXEL VIDEO WALL OF OZ

Source: NETSTAIRS Digital Assets represents Projects, Clients Logo, Twitter Followers, Wall of OZ by NETSTAIRS, PIXEL by NETSTAIRS DMR with various integration including Hyperledger Blockchain Integration


Emoción


HYPERLEDGER
BLOCKCHAIN TECHNOLOGIES FOR BUSINESS

Source NETSTAIRS DMR with IBM Blockchain called Hyperledger

WebRTC is a Technology. NETSTAIRS supports WebRTC, Websocket, Multi Video Codecs, Live Streaming, Podcast, and HTML5 as our ingredients.

The Offering

Investment

$6/share of Common Stock | When you invest you are betting the company's future equity value will exceed $114,867,248.

Perks*

$600+ a complimentary Digital Media Room (DMR) with 6 Months paid-subscription - $360 Value
$1,200+ One Gold DMR with a One-Year paid subscription for personal or business use - $720 Value
$4,800+ Five Gold DMR with a One-Year paid subscription for personal or business use - $3,600 Value
$12,000+ Ten Platinum DMR with a One-Year paid subscription for Personal or Business Use - $7,200 value
$120,000+ One-Hundred Diamond DMR - with a One-Year paid subscription - $72,000 Value.

**All perks occur after the offering is completed.*

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Ascended from an IDEA - Quest for IDEAL

"Real-Time Communications is the genesis of an insightful digital transformation to a digital economy. By connecting creative minds, machine intelligence, AI, & multi-tier cloud integration, we serve real-time needs of human's diversity around the world".

Ahmad Moradi

What We Have Accomplished So Far

The Company's key success has been attributed to the journey itself. For 18+ years, we pioneered introducing innovative video-based solutions and



enjoyed sharing them with great people around the world. Our company loves bringing new innovative video solutions to the market.

Throughout our history, we have accomplished some of the most challenging media and video delivery solutions. Along the way, we received several awards.

Historically, we have had the pleasure of collaborating and working with the select global publishers, brands, major ad agencies, TV networks, Telecoms, MVN, Enterprises, Politicians, and industry-leading CDN service providers.

Collateral materials published herewith are either permission-based or they are a part of the company's digital assets. Sample works represent corporate awards, recognition, events, campaigns, clients, and services.


We bring Real-Time to life...
NETSTAIRS


NETSTAIRS.COM
The Wall of OZ

Image Source: NETSTAIRS Digital Assets including Client Projects, Creative Designs, Web Site Screen Shot, and The anticipated release of Video Wall of OZ in Q3 2018.



The images shown here are from NETSTAIRS Digital Assets and Archives. They represent 18 years of past, present and future work. Images include clients projects, visual effects, technology demonstration, and awards granted by third party institutions and publishers.


Best
AWARD
NETSTAIRS
recognized by THE TECHNOLOGY HEADLINES magazine as
A list of companies delivering innovative digital content and media solutions to help customers stay ahead of the market.


The Voice of Holland

Our products, services, and previous successes have granted NETSTAIRS several awards. Here are a few:

- Headline Technology Magazine - 10 Fastest Growing Company
- Nominee for Top 20 Tech by Mirro Review Magazine - 2018
- CIOReview Magazine Award - 2016
- TMT Magazine Award - 2016
- CV Magazine Award - 2016
- World Innovation Forum Award - 2016
- Tech 200 Award - 2014
- Most Trusted Silicon Valley Listed Company - 2017



CARLOS CHAVEZ
Editor-in-Chief

- Best of Business - Fort Lauderdale FL - 2015
- Tech 200 Winner - 2013

Our technologies have provided invaluable media solutions serving the digital media industry.









UTEC
UNIVERSIDAD DE INGENIERÍA
Y TECNOLOGÍA

CIOReview
The Navigator for Enterprise Solutions
CONTENT DELIVERY NETWORK SPECIAL DECEMBER 06, 2016 CIOREVIEW.COM

20 Most Promising Content Delivery Network Solution Providers 2016

THE TECHNOLOGY HEADLINES
10 FASTEST GROWING MEDIA AND ENTERTAINMENT SOLUTIONS
PROVIDERS TO WATCH IN 2018

Source: https://spark.adobe.com/page/LfvzhsGrHfze0/

NETSTAIRS brings integrated broadcasting, collaboration and communications to life.



Our Products





Introducing

PIXEL by NETSTAIRS



Source: NETSTAIRS Multi-Cast DMR



Source: K-12 School in Netherlands. Olaf Kitseroo Production

What makes us unique?

- Industry Veterans
- Experienced Team
- Seasoned Management
- Serial Entrepreneurs
- Visionary Products / Service Line
- Creative & Intelligent Market Positioning
- Strategic Investments (M&A)
- Unique Product / Service Positioning
- Products with Applied 4P's Marketing
- Knowledge of Cloud Computing & Infrastructure
- Hand-on experience Building Communications Platforms
- Expedited SaaS & programming service integration



Source: NETSTAIRS Virtual Sample Demo Room

How Our Products Are Different From the Rest

We believe PIXEL by NETSTAIRS gives you more integration than others:

PIXEL by NETSTAIRS - 2018 - 2019 - 120+ Key Features

No App, No Download, No Install, No Uninstall. Saves Time.
HTTPS + HTML5 Compliant - Latest Standards.
Made with User Privacy in mind - Intuitively Simple-to-use.
Scalable SSL Onion-Layer Security. Privacy Matters.
Digital Media Rooms (DMR) with full HTML5 integration



Digital Media Rooms (DMR) with full HTML5 integration.
Content-Centric Background - Made for 25X Advertising Metrics.
YouTube Embedded Video Support - Vast Video Content.
Vimeo / Live Stream Embedded Video Support
Slide Share Insert Support
Progressive & Variable Video Bit Rate Support
HTTPS Podcast - On-Demand Video Streaming
Facebook Live & YouTube Live Streaming Support
Twitter Periscope Mobile Phone embedded support
Personalised and Branded DMR. Ideal for Virtual Store.
Ad-View Metrics (CPT) - Build Peer-To-Peer- Branding
Supports QR Room Invite - Easy-to-access.
Ad Background Insert (Image, Slide Show, GIF & Video)
Workflow SSL & HTTPS only content integration
Facebook Page Insert Support. Bring Social Media to DMR.
Twitter Account integration
LinkedIn content integration
DMR is G+ supported
Share & Send Room Invites
Room Dual-Task Foreground & Background Toggle
Hide Video Chat - VoIP Only
Many-To-Many Video Sessions
Help Desk (FAQ and Online)
Refresh Button (When all fails, simply refresh the page)
Privacy & Exit Buttons - Mobile Responsive
Moderator defined Call-To-Action (CTA) Buttons
Share Room Number / Send Short Code https://c2v.one/room_no
Video Live Cast, Unicast, Simulcast, Multi-Cast Stream
Embedded support of Vimeo Live Stream
Embedded support of IBM Video (Upstream)
Support of WISTIA CDN
Supports YouTube Virtual Reality Player (VR)
Supports Facebook VR Player
HTML5 Game Insert Support
Peer-To-Peer - UDP, Mesh Network Topology
Expandable to multi-networks (FSU and MCU Tolopogies)
Twitter integrated as Text Message
Digital Media Room integrated Video, Audio, & Text Chat
Pay Per View - Pay-as-you-Go, Monthly - Annual Subscription
Embedded Video Ad Insertion
Integration to 3rd Party websites
MailChimp Connection Support
PC Support - Windows 10
MAC Support - OS X and above
Android Support - Version 5.2 or higher
iOS 11 - Waiting for Apple Support (Anticipated Q4 2018)
Seamless HTML5 / SSL integration to 3rd Cloud Software
CAPEX-OPEX Cloud Services or On-Premise PTLA License(*)
Optional Screen Cast Features
Optional Screen Recording
Integrated File Transfer and File Share
Add PIXEL or Click-To-Video DMR to any website
Mobile Instagram Support
Mobile WhatsApp Support
Runs on NETSTAIRS Cloud
Runs on Google Cloud Platform (Anticipated GCP Rel: Q3 2018)
Runs on Amazon AWS - Available NOW!
Supports Embedded Twitter Video
DMR is Campaign & Event Driven
Integrated with 3rd party web analytics for validation
Ability to change WebRTC core engine
Rehearsal and Production Room settings
Instagram Connect - Desktop & Mobile.
Placeholder for Picture ID or Avatar ID
Music or Sound Bite Entry for Each DMR
Webcast & Webinar Ready
PayPal Integrated Payment System
Google Firebase Implementation
Video URL for External Use (Anticipated Q3 2018)
WebRTC, & Derivatives Interchangeable
Default CDN Integration (Akamai, Limelight, KPN, Level3)




ASCENDED FROM AN IDEA
Quest for an IDEAL
"Real-time communication is the genesis of an insightful digital transformation to digital economy, by connecting creative minds, machine intelligence, while embracing human diversity around the world."
NETSTAIRS.COM


By 2020:
NETSTAIRS.COM


See 4 yourself
Pure HTML5 Real-Time projects & initiatives


PERÚ connect
SHARED VISION
#1 Interactive Group in LATAM
RTC at the Speed of Light
PERÚ
connect
NETSTAIRS.COM


By 2025, NASA predicts 80% of human interaction
shall be done through "Teleportals":
Tele-Commerce
Tele-Education
Tele-Entertainment
Tele-Medicine
Tele-Politics
Tele-Shopping
Tele-Socialization
Tele-Travel.
NETSTAIRS.COM


CTV
EXIT

Default CDN Integration (Akamai, Limelight, RPN, Level3)
Optional Notification / Push Integration
Websocket Enabled (Only on PIXEL by NETSTAIRS)
Optional White Board (Sketch.io Integrated Service)
Intelligent support of most standard HTML5 Video Codecs
Ability to Append new content into Rooms
Embedded support of Sound Cloud Music Insertion
Create Web Button - No App, No Download, No Install
Ability to obtain one or a large volume of DMR
Customization & Creative Services
AWS Amazon Infrastructure Support
NETSTAIRS Cloud Support
Digital Ocean + Akamai Infrastructure Support
Google Cloud Platform Infrastructure Support
CSPAN Video Insertion
Support of Bloomberg's TV Player
Integrated Sketch.io RTC Professional Drawings
ESPN YouTube Live Support
Support of M3U8 Codec with MPEG-Dash
NO API (Application Programming Interface)
Video Panel Repositioning
Room conversion into Broadcast Channel
Twitter Embedded Video Support
Reuters TV Video Support
TED Video Embedded Support
Other HTML5 Web Video Webm. Support
MSNBC Embedded Video Support
Guest and Moderator Country Flag Identification
Moderator Optional Timer
Program Manager Optional Weather
Diamond Account may adjust Video and Bit Rates
Support of Background PDF file format for Presentation
MPEG-Dash M3U8 Format Support
Supports 4 Live Cam Streams in a room
Support 6 Live Cam Streams (DMR)
Support 8 Live Cam Streams (DMR)
Supports LQ, SD, SD+, HD, HD+, & 4K Codec - Diamond Users
Support 8K, and 16K (subject to bandwidth)
Webcast / Webinar Enabled
Safe mode
Ability to change DMR Logo and Room Pictures and Images
Invisible Moderator Mode
Ability to change the Header Color
Match Background Color with Brand
Ability to change Room's Sidebar Color
Voice Control (Beta)
Video Wall (Anticipated Q2 2018)
Supports CDN Sprout Video Player
Supports embedded Adobe Spark as Presentation
Supports embedded attach.io

A subscriber may own multiple DMRs for
Personal or Business Use.

















Source: PIXEL by NETSTAIRS. Corporate Management Session

Source: 2018 NETSTAIRS Creative Team Ad-Page



DMR Features

What is a Digital Media Room?

An integrated settings made for Real-Time Broadcasting, Video, Collaboration, & Communications as a service operating inside a cloud platform with monetization metrics, reduction of carbon foot print, reducing travel time, & increase in cost savings. Ideal for personal and or business communications use.



DMR Features

with No APP, No Download, No Install, No Uninstall, No API. Respecting User Privacy and Security. PIXEL by NETSTAIRS is an integrated Communication Platform as a Service (CPaaS) with secured HTML5 integration.



DMR Features

Intelligent and progressive quality of video, audio with mitigated interruption algorithm making Real-Time Communications a shared link. Easy-to-deploy. Easy-to-use.



DMR Features

Privacy, Security and Ease-of-use. Intuitive DMR supports many facets of "many-to-many" live media streaming. DMR supports uni-cast, live cast, simulcast, and up to 8 HD video multicast services.

Our Market and Industry





NETSTAIRS combines industries know-how & technologies expertise and delivers the all-in-one Real-Time Cloud services.

We rely on WebRTC, WebSocket, HTML5, Live Stream, On-Demand Video Podcast, Engagement, Video Conferencing, HTML5 standards, and mix ingredients to serve NETSTAIRS Real-Time Broadcasting, Collaboration, and Communications services.

Because of our expertise in cloud computing network, platform construction, and software development, we support Open System and Open Standards. We hand-pick the right blend of web integration and intelligent algorithms connecting Content Delivery Networks (CDN) to interactive broadcasting, collaboration, and communications as a service. NETSTAIRS looks at each GEO IP and niche market as a monetization market exploring quantifiable markets with predictable ROI.

Here are some facts and trends on WebRTC as an industry.

WebRTC Market Worth US$81.52 Billion by 2025: Transparency Market Research. Source: prnewswire.com

Business Wire reports: "Global WebRTC Market to Reach $41.9 Billion by 2025 - Huge Growth Potential From Emerging Economics Across The Regions - Research and Markets"

Web Real-Time Communication Market By Type (Solution, Service), By Service (Consulting, Implementation, Integration, Support), By Application (Social Networking, Gaming, Voice Calling, Video Conferencing, Others), By











End-User Vertical (BFSI, Public Sector, Healthcare, Transportation, Manufacturing, Media & Entertainment, It & Telecom, Energy & Utility, Retail) – Growth, Share, Opportunities & Competitive Analysis, 2016 – 2023. Source: Credence Research.

The next segment of the market to explore is the live streaming market.

It represents another layer of market opportunity. In a report prepared by Deloitte, "Live thrives in an online world", the report presents a $10B market share.

The market research leader The wiseguyreport reports that WebRTC or Web real-time communication is an open source project that embeds real-time voice, texts, and video communications capabilities in web browsers.

With the headline"Web-Based Real-Time Communication 2017 Global Market Expected to Grow at CAGR 36.02% and Forecast to 2020" We expect a progressive market growth. Read more: http://www.digitaljournal.com/pr/3597362#ixzz5Ha9t6q7x

The technology enables peer-to-peer communication (P2P) among browsers. It does not require specialized software applications or browser plugins for communication.

WebRTC uses JavaScript, application programming interfaces (APIs), and hypertext markup language (HTML)5 to embed the communication technologies within the browser. This technology helps in easy exchange of audio, video, and data through the browsers. The Internet engineering task force (IETF) and web real-time communications group work on improving WebRTC. Currently, WebRTC is available in Chrome, Opera, and Mozilla Firefox web browser. It is also available for apps on iOS and Android.

Technavio's analysts forecast the global web real-time communication (webRTC) market to grow at a CAGR of 34.37% during the period 2017-2021.

Grandview Research Reports: On-demand videos - a suite of IP via Internet protocol television (IPTV) providing an interactive visual experience for users, instant touch point offered by viewing live-events and advertisements, and apps such as WhatsApp, WeChat, and KakaoTalk providing OTT content through video-calling feature are the proverbial growth factors for video streaming market.

Check out the Report Linker. in a comprehensive report " Global Cloud Video Streaming Market Research Report - Forecast to 2023", the report provides a detail report. Key finding: The global cloud video streaming market is expected to reach USD 16.619 Billion by 2023. By Component segment, Media Players in Cloud Video Streaming accounts for the largest market share and is growing with approximately ~19.10% CAGR during the forecast period.

Our next ingredient comes from Messaging & Notification market.
Statistica reports Mobile communication preference of internet users in the United States as of August 2017, by age group.

Business Insider Reports on average time spent on messaging apps. THE MESSAGING APPS REPORT: How brands, businesses, and publishers can capitalize on the rising tide of messaging platforms.

Adding other ingredients such as IoE or IoT, Grandview Research provides a comprehensive report. "IoT Market Analysis By Component (Devices, Connectivity, IT Services, Platforms), By Application (Consumer Electronics, Retail, Manufacturing, Transportation, Healthcare) And Segment Forecasts To 2022".

CDN is here to stay.
Content Delivery Network Market worth 30.89 Billion USD by 2022
Firms like Verizon, Akamai, Cloudflare, Amazon, Netflix, Limelight, Level 3





WebRTC

Lynn Haber

WebRTC (web real-time communications) is poised to be a business disruptor. WebRTC is an open framework that provides browsers and mobile applications real-time communications capabilities, such as voice calls, video conferencing, instant messaging, file sharing and business applications and is as easy as using APIs. It's open and it's free.

There's a ton of vendor support and platforms for developers. However, it's the big names that we should watch: Google, Microsoft, and AWS. A quick trip down memory lane reminds us that just about five years ago it was Google that put WebRTC in Chrome – and opened the technology to developers to go out and create voice and video applications on the web.

In fact, the WebRTC initiative is a project supported by Google, Mozilla and Opera, among others. Its mission: To enable rich, high-quality RTC applications to be developed for the browser, mobile platforms, and IoT devices, and allow them all to communicate via a common set of protocols.

With the excitement around WebRTC, the session – What Do AWS, Google & Microsoft Have in Common? WebRTC – at the upcoming Channel Partners Evolution, Aug. 14-17, in Washington, D.C., promises to be an eye opener.

Web Real-Time Communication (RTC) Solution Market to Expand at a CAGR of 45.2% Through 2015 to 2025





ReleaseWire

Monika Donimirska
November 28, 2016
Uncategorized

Valley Cottage, NY — (SBWIRE) — 11/28/2016 — Future Market Insights (FMI) delivers key insights on the Global Web Real-time Communication (RTC) Solution Market in its latest report titled "Web Real-time Communication (RTC) Solution Market: Global Industry Analysis and Opportunity Assessment, 2015–2025". The global WebRTC solution market is projected to expand at a CAGR of 45.2% during the forecast period due to various factors, regarding which FMI offers vital insights in detail in its report.



In production 15%
Early use 17%
Planning to use within a year 15%
Planning to use after one year or more 22%
Heard of it, but no plans to use 31%

Source: WebRTC Market Adaptation
http://www.webtorials.com/content/2015/04/webrtc-off-and-running.html

and many others. The report is published by Markets and Markets.

When adding, all these elements, we bring a mesh of technologies and market size opportunities that set us apart. With a focused vision, building powerful creative business models will allow NETSTAIRS reach out to a wide spectrum of clients as our audience. We ultimately serve clients who require integrated communications, broadcasting, and collaboration for internal or external use.









Five Things You Should Know About WebRTC
01
02
03
04
05
Sparity

Enterprise Collaboration Service
By Solution, 2015 (US$ Bn)
Mobility/Telephony
US$ 4.67 Bn
Video Conferencing
XX.XX
Collaborative Tools
XX.XX
Contact Center
XX.XX
Messaging
XX.XX
2016 – 24 at a CAGR of 10.3%
Source: TMR Analysis, January 2017

Global WebRTC Market
Type
Solution
Service
Service
Consulting
Implementation
Integration
Support
Application
Social Networking
Gaming
Voice Calling
Video Conferencing
Others
End-User
BFSI
Public Sector
Healthcare
Transportation
Manufacturing
Media & Entertainment
IT & Telecom
Energy & Utility
Retail
Geography
North America
Europe
Asia Pacific
Rest of the World
Source: Credence Research

Videoconferencing solutions
CISCO; 17%
TANDBERG (CISCO); 19%
LIFESIZE; 10%
PROXIMUS; 2%
UNIFY; 2%
ALCATEL-LUCENT; 1%
AVAYA; 1%
MITEL; 1%
VIDYO; 0%
OTHER; 6%
POLYCOM; 41%
All videoconferencing solutions at sites with 50 or more employees / Belgium
Computer Profile / October 2016
COMPUTER PROFILE
TURNING DATA INTO BUSINESS

NETSTAIRS believes that some of the most compelling reasons considering the company for investment are based on the following attributes:

1. **A seasoned, well-educated & informed Management Team**
2. **NETSTAIRS vision of product integration**
3. **Niche products & market service positioning**
4. **User-friendly products & services**
5. **Secured settings with diverse use**
6. **Monetization and use metrics**
7. **Respecting client & user's privacy**



Click.NET v2
Send to friend
Display

7. Respecting client & user's privacy
8. Building trust. Never sell data.

PIXEL by NETSTAIRS is built on a variety of monetization metrics that will enable brands and target resellers utilize NETSTAIRS cloud services.

The diversity of NETSTAIRS technologies presents an opportunity applying its horizontal cloud services into vertically serviced niche markets thus introducing new platforms and enable interactive business communities to thrive. The utilization of platform may be defined as:

- CAPEX and OPEX model for AS IS or Private Branding Use
- Monetization - Income producing platform
- Reduction of carbon footprint, time, and travel expense
- Broadcasting - Live Stream Channels serving Marketing & Sales
- Media & Entertainment - Connected TV
- Vertical Integration (e-Learning, Tele-Health, Legal,
- Industrywide integration (e.g. FINTECH, Blockchain, AI, ICO, & Crowdfunding, BFSI, Banking, Financial, & Insurance.


CLICK NET EXPRESS


PiXEL
click-to-video.com
FOR BETTER MEETINGS




NETSTAIRS
CLOUD


ClickToVideo - Opera
click-to-video.com/room/dr-phillips-room-1/meet



Source: PIXEL by NETSTAIRS - Digital Media Room (DMR) with 6 Live Video Cast From 6 Corners of The Earth.

Source: Interactive Academy of Arts - a NETSTAIRS Client.

What Makes Our Team Special



Source: NETSTAIRS Digital Asset - Wall of OZ illustration.

NETSTAIRS Team is one of its most valued assets. Our team has been a key differentiator for many years. Since we started, we rely on management's architectural vision and talented staff joining forces and bringing goodness through effective use of video and real-time communications serving the needs of Digital Economy.

Our team is virtually comprised of a collective set of vision, know-how, skill sets and experiences that make up product and service evolution. We have anticipated the arrival of the market. Timing is ripe. With a set of educational background and diverse work ethics, like-minded colleagues are hand-picked to deliver an exceptional broadcasting, collaboration and communication output with the applied use of science in AI and Machine learning.

Invest in Our Company Today!

We understand you have many investment choices.

18 YEARS OF VIDEO INNOVATION.

Experience PIXEL by NETSTAIRS - Featuring weekly educational webinars held on each Thursday at 9:00 AM ET.

We Bring Real-Time To LIFE.







CV
MAGAZINE
2016 Technology Innovator Awards

Source: Branded DMR integration with 4 Live Streams, connected to Facebook, Production Digital Media Room Demo Session, Screen Shot from TMT Magazine 2016 Technology Award Page.



The Passion
Complex multi camera registrations

Source: Branded DMR for Client Session.

March 30 2000

Video Email Services

We started with video email as small attachment where video email was unheard of.

March 21 2002

Intelligent Video Streaming Server

We Introduced IV-8 patent published

Jan 18 2006

Click to play

Live in 30 Seconds

We introduced World's First Mobile Streaming at San Jose Streaming Media show broadcasting the whole trade show

August 23 2008

HEXA 2
Meet me @ HEXA2

HEXA2

We create HEXA2 an interactive place where we could meet, collaborate and broadcast content.

Sept 12 2009

iSocialTV

We created iSocialTV and offered services to clients worldwide

June 18 2014

BUYERS

HTML5 R&D

As HTML5 becomes dominant, we vested time and vision building Click-To-Video

Jan 1 2015

Pilot & Beta Release of Click-To-Video

We conducted over 396 projects with 20,000 plus meetings.

Jan 1 2016

Click-To-Video Official Launch

Built Platforms and conducted over 42,000 held sessions

Jan 2018

Introduction of PIXEL by NETSTAIRS

A whole new integrated Peer-to-Peer Digital Media Room with Broadcasting and Collaboration Services introduced.

August 2018

The Wall of OZ

Opening multi-video streaming services to compete with IBM Video, Live Stream, and other traditional streaming service providers. (ANTICIPATED)

March 2019

Interactive OTT

Connected TV to share content in Real-Time. (ANTICIPATED)

intelligent media middleware with smart bit rate and encoding services to the world

In the Press

     

SHOW MORE

Meet Our Team



Ahmad Moradi

President, CEO, & Director

March 2000 - Present - Ahmad Moradi is a visionary knowledge engineer with a focus on business, technology, and equity structure. As a serial entrepreneur, specializing in Information Communications Technology (ICT) and Strategic Business Growth with a focus on specific industries, he brings a wealth of creative know-how and experience. With over 38+ years of business, management, marketing, and information technology experience in various industries such as healthcare, and inclusion by over 35+ Who's Who Registries and worldwide publications, Moradi was elected as 2005, and 2004 Florida Businessman of the Year. He has been awarded as Businessman of the Year for 2003 by the United States Presidential Business Commission. He was Honorary Co-Chairman of Business Advisory Council awarded by National Leadership Council and National Republican Congressional Committee (2003). He was awarded NRCC Congressional Order of Merit. In 2002, he was elected as an Honorary Chairman of The United States Presidential Business Commission earning him a Ronald Reagan Gold Medal for his contribution. He has a vast degree of structural business experience with prominence in technology, finance, marketing, management, mergers, acquisitions (M&A). He has served as an elected officer of public companies and advised companies to enter into the public stock exchanges. Mr. Moradi is a self-taught and self-studied individual who has spent decades on various topics post-undergraduate from Florida Atlantic University with a degree in International Business which led to Ph.D. studies in Artificial Intelligence (Expert System). He is currently Chairman, CEO, and President of Maxwell Rand, Inc., and NetStairs.com, Inc. In the past, Mr. Moradi has advised and acted as a catalyst for several research centers – universities, and scientists on various discoveries and technologies worldwide. He has provided consulting services to small, medium, enterprise, and Fortune companies. He currently

provides consulting services through Gerson Lehrman Group Councils and g4 Inc. Last three years, Moradi has performed duties at   Moradi works full-time for NETSTAIRS.COM, Inc. He performs part-time strategic management advisory services comprised of 6 hours per week for Maxwell Rand and portfolio companies with occasional consulting service through GLG. Part-Time Maxwell Rand Inc. Chairman, President, CEO March 2001 - Present g4 Inc. President of Private Consulting Firm 1992-Present Inactive - current with FL state corporate filings. Gerson Lehrman Group Councils Independent Consultant January 2003 - Present





Richard Paull
CFO, & Director

April 2000 - Present. Richard Paull, CFO has been our comptroller since March 2000. He became our Chief Financial Officer in January 2002. He was appointed as an officer and director since March 2004. Over the past 35 years he has provided financial consulting services to publicly held companies including Westmark Group Holding, Inc. and its subsidiary Westmark Mortgage; Netgates, Inc.; and WorldCast Interactive, Inc. Mr. Paull served as the controller of WorldCast from October, 1998 to June, 2000 and was responsible for the company's financial records, setting up policies and procedures, working with the external auditors for the annual audit along with preparing all SEC filings. Since 1991, Mr. Paull has been a principal of R & J Consulting of Palm Beach, Inc., an accounting, tax and business consulting firm specializing in assisting small to medium sized public and private corporations with their financing, accounting, reporting, SEC and tax matters. His expertise includes working as an external CFO for companies ranging from startups to mature organizations. Prior to opening his consulting firm, he worked as the financial consultant to one of Forbes 400 wealthiest individuals overseeing his corporate investments and acquisitions. From 1983 through 1985 he was employed as an auditor with Grant Thornton, LLP in Boston, Massachusetts. He is an active board member of various non-profit agencies in Palm Beach County. He obtained his master's degree in business administration with a concentration in accounting from Suffolk University in Boston, Massachusetts and a dual bachelor of science and arts in biology and education from Syracuse University. The last three years, Mr. Paull has performed duties at: R.J Paull Accounting & Consulting Principal 2000-Present 2901 NE 49th Street, Unit 3 Fort Lauderdale, FL. 33308 Maxwell Rand Inc. CFO, Director 2001 - Present 3032 East Commercial Blvd. Suite 82 Fort Lauderdale, FL. 33308 Richard spends approximately 25 hours per week on RJ Consulting projects, 25 hours per week on NetStairs and 10-15 hours per week on Maxwell Rand.





Peter Ticoalu
Benelux Managing Director

August 2010 - Present. Peter Ticoalu has an electronic and strategic management background. He started his career as programmer at NCR Corporation. He went abroad (Indonesia) and worked for a local bank. He started as a project manager / manager in developing retail banking applications. After he returned to The Netherlands, he worked as a business development manager for an IT system integrator company where he worked for a couple of years. Then he founded several companies with success in IT software, IT Consultancy and IT Security in The Netherlands. One of his companies was acquired by Netstairs.





Ricardo Canchola
E-Learning Service Relations

January 2007 - Present. Through the creation of the Interactive Academy of Performing Arts, in partnership with Florida Film and Tape, NetStairs.com and VYPA Corp., Ricardo Canchola established the world's first interactive production house dedicated to the teaching of performing arts. Through his new associations with some of the most reputable learning institutions in the nation, he is catapulting "iAPA" into the most engaging educational performing arts network in the Internet. Additionally, for the past ten years, Ricardo Canchola has been creating and managing projects for NetStairs.com. Prior to migrating to the United States to continue his education in the field of economics, he graduated from the Center of Technological Studies in Mexico City in the Graphic Design field. Mr. Canchola previously worked for Televisa, the largest Hispanic TV network in the world, where he nurtured his passion for television production and the visual arts. He was a pioneer in merchandise design roll out and effective marketing strategies for musical groups as well as for the Euro-American Film Festival in the United States. As the former Executive Director of Casa de Mexico de la Florida Central, Inc., a cultural branch of the Ministry of Foreign Affairs of Mexico, Ricardo Canchola conceptualized and put to work one of the most recognized, and people oriented nonprofit organizations in the Central and Northern regions of Florida. Mr. Canchola's foremost goal is to build the most innovative virtual and successful performing arts learning center in the world while helping nurture artistic talents in children at a young age.



Madalina Otomega
Managing Director, Eastern Europe

August 2004 - Present. Mrs. Madalina Otomega joined Netstairs.com in 2004. She became Managing Director in Eastern Europe (Bucharest, Romania) in January 2008. With more than 11 years of experience in web design, social networking and interactive media platforms she is focused on digital media, interactive broadcasting, online and mobile media strategy development and execution for advertisers, business models in digital industry. Her main goal is to reach and engage clients' target audiences as much as possible and aims to attain this by combining the cutting edge technologies with the practicality of proven marketing techniques. She started her career as a history teacher with a master's degree in Contemporary History at the University of Bucharest. The passion for internet technologies and web design determined her to choose a new career and become a web designer and a team leader, leading a team of 12 programmers and designers. Soon she completed new studies in Project management at The Open University London in 2007, Web Design and HR Specialist at Absolute School in 2008 and 2012. Later on she studied the Agile Methodology and got certified as a Scrum Master. Madalina describes herself as a creative, hardworking and passionate professional who takes every day as a learning opportunity. Passions include anthropology, history and ikebana (the Japanese art of flower arrangement).







Bogdan Mactai

Daniel Diaconu

Bogdan Maatei

Web Designer

April 2012 - Present. Web designer, front-end and back-end web developer with over 15 years of professional experience in the design industry. Specialized in creating custom web sites for other businesses, logo design, branding, web design and offer design services to businesses of all sizes around the world.



Daniel Diaconu

Programmer

September 2017 - Present. Talented Web developer with outstanding production experience and demonstrated expertise managing high-end projects in deadline-oriented environments.



Offering Summary

Maximum 17,833* shares of Common Stock, $106,998

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum: 1,666 shares of Common Stock, $9,996

Company	NETSTAIRS.COM INC.
Corporate Address	6750 N. Andrews Ave. Cypress Business Park, Suite 200, Fort Lauderdale, FL 33309
Description of Business	We bring Real-Time Communications to Life.
Type of Security Offered	Common Stock (the "Securities")
Purchase Price of Security Offered	$6.00
Minimum Investment Amount (per investor)	600.00

Perks*

$600+ Complementary One Silver Digital Media Room (DMR) with 6 Months Subscription - $360.00 Value

$1200+ One Gold DMR with a One-Year paid subscription for personal or business use - $720 Value

$4800+ Five Gold DMR with a One-Year paid subscription for personal or business use - $3,600 Value

$12,000+ Ten Platinum DMR with a One-Year paid subscription for Personal or Business Use - $7,200 value

$120,000+ One-Hundred Diamond DMR - with a One-Year paid subscription - $72,000 Value.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

NETSTAIRS.COM INC. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $6 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Disclaimer

Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

---Video Script 1 ---

NETSTAIRS Introduction Script - Intro Video 0 - For background Video Script read Video 3

A Welcome Message from NETSTAIRS CEO

Recording this video through the use of NETSTAIRS technology.

Hello and welcome to NETSTAIRS.COM Inc. My name is Ahmad Moradi. I am the Founder, Chairman, and CEO of the company.

I bring 38+ years of Information Technology, Artificial Intelligence, Digital Media, Video, Communications, Tele-Health, Tele-Medicine, Software, Hardware, Security, Privacy and network computing experience. I have also had the pleasure serving as a "C" level executive in 22 public companies.

As the chief architect, I serve as the company's visionary, sailing to the open sea of business growth, seeking expansive opportunities, and explore new income streams.

Once upon a time, there was no video on the Internet. We were amongst the pioneers who brought video to the market. We started with our Cybermercial Video Email. Back then, there were no streamings.

Hence, we provided published technologies and introduced on-demand and live streaming middleware services.

Today after 18 years of video service, we are the catalyst for what is known as Web Real-Time Communications or WebRTC.

We build Video Cloud enabling our clients to Broadcast, Collaborate and make Communications seamless and simpler.

At the NETSTAIRS investor's deck, you will find a small sample library of our past 18 years of work.

Please feel free to scroll and let pictures tell you the stories. Some of the pictures are also linked to the video demonstrating projects, clients, and services we provide.

As tech marketing strategist, we have positioned our video technologies to serve the global market.

Therefore, we are positioned to introduce new streams and income opportunities that otherwise would not have been realized.

We now have earned the latest "Best Award" from Technology Headline Magazine as one of the 10 fastest growing media and entertainment providers.

We invite you to take a tour. We will be honored to have you amongst our most valued colleagues. We recognize you have many investment options. We hope you'll join us a be a part this wonderful journey powered by NETSTAIRS.COM

On behalf of NETSTAIRS Team, I wish to thank you for granting us the opportunity to bring Real-Time Broadcasting, Collaboration, and Communications to the market.

Cheers and have a blessed one.

Note: Background video script is available below tagged as Video #3

---Video Script 2 ---

Real-Time Video is a part of the digital transformation. It is disrupting every industry and impacting the digital economy.

The future is all about the real-time experience.

Companies that ignore it risk their very own survival; However, those who embrace it can dramatically improve customer satisfaction & drive productivity and create a greater real-time outreach.

To know more, Click here

---Video Script - NETSTAIRS WALL OF OZ 3 & 5 --------

NOTE: Video 3, and 5 are one and the same - Video 3 is also used as background for CEO Introduction (See Video 1)

NETSTAIRS Presents

The expert in online video communication technologies. presents THE WALL OF OZ: a physical and online video-wall containing an unlimited number of video streams.

The video streams are placed together and are completely manageable to all shapes and sizes. If you like, the participants even can interact with each other in real-time.

Anyone can join. Invite guests using Facebook and YouTube or keep your session private.

Manage the video streams to any size and position. Enjoy the complete flexibility and freedom.

The Wall of OZ is ideal for classrooms. Getting students and teachers together in real-time no matter what part of the world they reside.

Elevate your webinar to the next level: now you can get interactive with your audience!

We have our own live TV-show, but we will be glad help you use our Wall of OZ to enrich your TV-production.

We deliver a variety of Wall of OZ sizes to any physical location, at your studio or outdoors.

Our expert production teams with exceptional experience in online video are available at your service.

Or you can do it yourself. There is no download, no installation. Just use Google Chrome and you are all good to go.

With NetStairs, you have media software specialists, video producers, and technology partners who are ready to take you on an unprecedented user experience.

To summarize: The Wall of OZ lets you manage an unlimited number of video participants:

- for presentation and educational use

- for the next level live stream, webcast, and webinars and

- for tv-shows.

Grab your Video Wall of OZ now.

NetStairs. We bring real-time to life.

---Video Script 4 ----------

We bring Real-Time to life...

Ascended from an IDEA – Quest for an IDEAL.

Real-time communication is the genesis of an insightful digital transformation to the digital economy, by connecting creative minds, machine intelligence, while embracing human diversity around the world.

---Video Script 6 - Presents a Sample Use of Technology ---

NETSTAIRS Presents:

Olaf Kitserro Production - *(NETSTAIRS Authorized Agent since 2010)*

OLAFKITSEROO.COM presents The Game of Fame, a 45-minute game show for TV.

In the studio, which is home of an enthusiastic audience is present, the host is in charge of the show.

Host: 'Goedenavond allemaal, welkom bij de eerste aflevering van de Game of Fame!'

ON stage there is a large screen, where the images of all 96 participants-live-webcams appear together.

These participants are not in the studio but play along from home: through their own webcam - on the laptop, tablet or PC.

Game of Fame is based on six elimination rounds with each round losing some of the webcammers.

The webcammers are tested on their general knowledge and ingenuity.

As the show progresses, webcammers who don't perform the assignment correctly see their webcam images disappears from the big screen.

This results in only the images of the successful webcammers being displayed.

Every round as the number of webcammers grow smaller, their images become bigger and clearer.

For successful webcammers, we get a better glimpse of their environment and their personality, which often can be surprising, informative and exciting to see.

As we see the webcammers more clearly, the host has the ability to focus in on a webcammer.

He does this by zooming in to ask a question or make a joke, and then zooms right back out to the big screen.

And because of the large and clear display, now we can really see who we are dealing with.

Correspondent: 'Alles. Ze kloppen allemaal, 39.'

Host: 'Dank je wel. Fantastisch. Eleni gaat door naar de volgende ronde. Michiel ik wil je heel erg bedanken dat je vanuit New York de vraag wilde stellen. Succes met de komende presidentsverkiezing en het verslaan daarvan'.

Correspondent: 'Dank je wel. Geen dank.'

Host: 'Tot ziens. Geef hem een hartelijk applause'.

The technology behind Fame of Game is completely unique and is never been used anywhere before.

Host: 'Hop, hop, hop'. 'Dat betekent dat Renders, Nouws en Keyser doorgaan naar de laatste en finale ronde!'

In the final round, only three webcammers are left playing against each other.

Host: 'Ik denk het ook niet. Ja, daar zijn de worstjes.'

Nouws: 'Ja.'

Host: 'Dan moet je ze wel laten zien. Wat hebben we? Worst. Wat heeft Tim? Jij hebt worstjes en salade.'

A studio in Amsterdam a correspondent in New York and a winner from Moscow.

With Game of Fame, it doesn't matter where you are in the world.

Everyone can join the Game of Fame show!

PIXEL is a new breed of video-based Unified Communications with Real-Time Peer-To-Peer Digital Media service. Designed to serve your Broadcasting and Collaboration needs 24/7 comes with group video webinar, screen-cast & webcasting features.

Founded on WebRTC technology, it outpaces "Conventional Streaming". If you are tired of latency, Real-Time broadcasting service is the next natural upgrade solution.

Wish to know more? Click here.

---Video Script 8 ----------

The truth is, keeping up with video demands continuing innovation. Transitioning from conventional processes to Real-Time digital services is an extremely difficult task unless you can count on reliable experts.

Plus, customers expect your brand to be available 24x7 delivering at any time of the day or night when they desire.

Introducing NETSTAIRS PIXEL.

 Click Here to Learn more

_____

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

H00000014036 8

ARTICLES OF INCORPORATION
OF
NETSTAIRS.COM, INC.

The undersigned, a natural person competent to contract, does hereby make, subscribe and file these Articles of Incorporation for the purpose of organizing a corporation under the laws of the State of Florida.

ARTICLE I
CORPORATE NAME

The name of this Corporation shall be: NetStairs.com, Inc.

ARTICLE II
PRINCIPAL OFFICE AND MAILING ADDRESS

The principal office and mailing address of the Corporation is 2821 E. Commercial Boulevard, Suite 201, Ft. Lauderdale, FL 33308.

ARTICLE III
NATURE OF CORPORATE BUSINESS AND POWERS

The general nature of the business to be transacted by this Corporation shall be to engage in any and all lawful business permitted under the laws of the United States and the State of Florida.

CHARLES B. PEARLMAN, ESQ., FLA. BAR #235547
Atlas Pearlman, P.A.
350 East Las Olas Boulevard, Suite 1700
Fort Lauderdale, Florida 33301
Phone No.: (954) 763-1200

FILED
SECRETARY OF STATE
DIVISION OF CORPORATIONS
00 MAR 30 PM 3:55

H00000014036 8

9999-NEW 275560.1

ARTICLE IV
CAPITAL STOCK

The maximum number of shares that this Corporation shall be authorized to issue and have outstanding at any one time shall be one hundred million (100,000,000) shares of common stock, par value $.0001 per share, and fifty million (50,000,000) shares of preferred stock, par value $.0001 per share. Series of the preferred stock may be created and issued from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional, or other rights, including voting rights, qualifications, limitations, or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of preferred stock as adopted by the Board of Directors pursuant to the authority in this paragraph given.

ARTICLE V
TERM OF EXISTENCE

This Corporation shall have perpetual existence.

ARTICLE VI
REGISTERED AGENT AND
INITIAL REGISTERED OFFICE IN FLORIDA

The Registered Agent and the street address of the initial Registered Office of this Corporation in the State of Florida shall be:

CT Corporation System
1200 South Pine Island Road
Plantation, FL 33324

H00000014036 8

ARTICLE VII
BOARD OF DIRECTORS

This Corporation shall have one (1) to seven (7) Directors, as determined by the Board.

ARTICLE VIII
INCORPORATOR

The name and address of the Incorporator is Charles B. Pearlman, 350 E. Las Olas Boulevard, Suite 1700, Ft. Lauderdale, FL 33301.

ARTICLE IX
INDEMNIFICATION

This Corporation may indemnify any director, officer, employee or agent of the Corporation to the fullest extent permitted by Florida law.

ARTICLE X
AFFILIATED TRANSACTIONS

This Corporation expressly elects not to be governed by Section 607.0901 of the Florida Business Corporation Act, as amended from time to time, relating to affiliated transactions.

ARTICLE XI
CONTROL SHARE ACQUISITIONS

This Corporation expressly elects not to be governed by Section 607.0902 of the Florida Business Corporation Act, as amended from time to time, relating to control share acquisitions.

IN WITNESS WHEREOF, the undersigned Incorporator has executed the foregoing Articles of Incorporation on the _____29th_____ day of March, 2000.



Charles B. Pearlman, Incorporator